EXHIBIT 99.B

**BENEFICIAL OWNERSHIP OF THE REPORTING PERSONS IN THE SECURITIES OF
HILLTOP HOLDINGS INC.**

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned[3]	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Ford	15,907,069[1][2]	24.8%	265,136	15,643,463[1][2]	265,136	15,643,463[1][2]
Financial LP	15,544,674	24.2%	0	15,544,674	0	15,544,674
Diamond LP	15,544,674[2]	24.2%	0	15,544,674[2]	0	15,544,674[2]
Diamond GP LLC	15,544,674[2]	24.2%	0	15,544,674[2]	0	15,544,674[2]
Trust	98,789	0.2%	0	98,789	0	98,789

(1)   Includes 98,789 shares of Common Stock that are beneficially owned by the Trust.

(2)   Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(3)   Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.